328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
August 14, 2008
For Immediate Release
NR#08-17

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG”) announces the Company’s unaudited financial results for the six month period ended June 30, 2008.  For complete details of the First Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position at June 30, 2008 was approximately $64.8 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  None of the Company’s cash has been invested in asset backed commercial paper.

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Peñoles SA DE C.V. (“Peñoles”) which holds the other 56% of Minera Juanicipio through Fresnillo plc, a U.K. domiciled subsidiary company listed May 9, 2008 by way of an IPO on the London Stock Exchange.  The Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of the shareholders to provide funds to Minera Juanicipio.  During the first six months, the Company has incurred costs of $956,960 for its 44% share of exploration on the Juanicipio property.

During the period the Company and Fresnillo Plc both announced initial resource calculations for the Juanicipio project (See Company news release dated June 18, 2008). An NI 43-101 technical report has also been filed by the Company on SEDAR in support of its declared resource calculation.

Accounts receivable at June 30, 2008 totalled $1,757,083 while accounts payable amounted to $1,640,415.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in Mexico.  Accounts payable were due mostly for drilling and geophysical work conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $6,151,542 on the exploration of these projects during the period as compared to $2,318,874 for the same period in 2007.

The Company’s loss for the six months ended June 30, 2008 amounted to $3.9 million or $0.07 per share as compared to $4.4 million or $0.11 per share for the same period last year.  The loss for the six months ended June 30, 2008 includes $2.4 million as a non-cash charge for Stock Based Compensation ($2.7 million for the same period in 2007).  During the six month period the Company also wrote off mineral property acquisition costs and deferred exploration costs in the amount of $1,221,019 ($750,277 for the same period in 2007).  General overhead and administration costs for the period amounted to $1,465,133 ($1,252,591 for the same period in 2007) before interest income earned on cash deposits of $1,204,755 ($316,557 for the same period in 2007).

Of the $6,151,542 in exploration work described above, $4,360,170 related to drilling programs on five projects.   Of this amount $2,295,078 was for drilling at Cinco de Mayo alone and results during the period for this project have been very positive.  Work on this project has been accelerated (See latest press release dated July 8, 2008).

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact:  Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .